FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of February 3, 2003



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F  X   Form 40-F
                                         ---            ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                   Yes          No  X
                                       ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing it has completed the purchase of Canadian mill


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: February 3, 2004



                                                             Tenaris, S.A.




By: /s/ Cecilia Bilesio
_______________________
Cecilia Bilesio
Corporate Secretary

             Tenaris Completes Purchase of Canadian Mill

    LUXEMBOURG--(BUSINESS WIRE)--Feb. 2, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN) announced today that it has completed the purchase of the land and manufacturing facilities currently leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of C$12.5 million (approximately US$9.6 million).
    With this investment, Tenaris has strengthened its commitment to the Canadian market. Tenaris plans to continue investing in the mill, which has an annual production capacity of 250,000 tons, and make it the primary source of high quality pipes for the Canadian oil and gas industry.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.


    CONTACT: Tenaris
             Gerardo Varela, 888-300-5432
             www.tenaris.com